Exhibit 99.1
For Immediate Release
NOTICE OF EARNINGS RELEASE CONFERENCE CALL
Beijing, China (May 8, 2007) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading manufacturers of mobile handsets, will hold a conference call on Wednesday, May 16, 2007 at 8am EST (8pm Beijing Time) to discuss its first-quarter financial results for the three months ending March 31, 2007.
Qiao Xing Mobile management will review the results and take questions from financial analysts.
If you would like to participate in this conference, please call +866-206-7204 (international callers may use +1-703-639-1114). Please dial in approximately 10 minutes before the scheduled time of the call. The participant passcode will be QXMCALL.
A replay of the conference call will be available through 10am EST, Thursday, May 24, 2007 (10pm Beijing Time) by dialing +888-266-2081 (international callers may use +1-703-925-2533) and entering the following code: 1085336.
The first quarter 2007 earnings release will be made public on Wednesday, May 16, 2007.
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 93.4%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
For further information, contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com
Jane Liu
Christensen
Tel: 852 9757 3640
Email: jliu@ChristensenIR.com
Christopher Gustafson
Christensen
Tel: 1 212 618 1978
Email: cgus@ChristensenIR.com